UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM 12b-25
__________________________

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐Form N-CSR	☐Form 20-F	☐Form 11-K
	☐Form 10-Q	☐Form 10-D	☐Form N-CEN
	For Period Ended:		December 31, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:______

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

PART I — REGISTRANT INFORMATION
CorEnergy Infrastructure Trust, Inc.
Full Name of Registrant

Former Name if Applicable
1100 Walnut, Ste. 3350
Address of Principal Executive Office (Street and Number)
Kansas City, MO 64106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CorEnergy Infrastructure Trust, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K as of and for the year ended December 31, 2023 (the "Form 10-K"). The Company has determined that it is unable to file its Form 10-K within the time period without unreasonable effort or expense for the reasons set forth below.
Reasons for Delay

As previously disclosed, on February 25, 2024, the Company commenced voluntary proceedings (the "Chapter 11 Case") for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Western District of Missouri (the "Bankruptcy Court"). In the period leading up to and since the Chapter 11 Case, the Company has been principally engaged in addressing bankruptcy-related matters. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition strategy.
The filing of the Chapter 11 Case came at a time during which year-end close procedures would normally be conducted. As a result of the increased burdens placed on the Company’s financial, accounting and administrative staff, the diversion of the Company’s financial resources toward the efforts described above, and the subsequent changes in the Company’s operations and anticipated operations, the Company has been unable to timely complete the preparation of the Form 10-K. The Company continues to conduct its work for the year-end close and anticipates reporting losses including losses resulting from impairment of long-lived assets, for the fiscal year ended December 31, 2023.

Cautionary Note Regarding the Company’s Securities

The Company cautions that trading in its securities during the pendency of the Chapter 11 Case is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Case.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements made in this Current Report, including, but not limited to, statements about the Company’s pending Chapter 11 Case; the Company’s anticipated filing of the Form 10-K; and the Company’s expectation that it will report losses resulting from the impairment of long-lived assets in the Form 10-K for the fiscal year ended December 31, 2023; and any assumptions underlying any of the foregoing may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and reported results should not be considered as an indication of future performance. These risks and uncertainties include, but are not limited to: the impact of the Chapter 11 Case on the Company's ability to file the Form 10-K and the timing thereof; risks and uncertainties regarding the Company’s ability to successfully consummate and complete a plan of reorganization under Chapter 11; the Company’s ability to continue operating in the ordinary course while the Chapter 11 Case is pending; potential adverse effects of the Chapter 11 Case on the Company’s business, financial condition, liquidity and results of operations; the Company’s ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in the Chapter 11 Case; objections to the Plan or other pleadings filed with the Bankruptcy Court that could protract the Chapter 11 Case; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties caused by the Chapter 11 Case; the Company’s ability to improve its liquidity and long-term capital structure and to address its debt service obligations through the restructuring; the Company’s ability to comply with the restrictions imposed by the terms and conditions of the potential financing arrangements; the Company’s ability to effectively implement its strategic plan; the Company’s liquidity needs to operate its business and execute its strategy, and related use of cash; the Company’s ability to maintain relationships with suppliers, customers, employees, regulatory authorities and other third parties as a result of the Chapter 11 Case; the effects of the restructuring and the Chapter 11 Case on the Company and on the interests of various constituents, including holders of the Company’s common stock; the Bankruptcy Court’s rulings in the Chapter 11 Case, including the approvals of the terms and conditions of any plan of reorganization and the outcome of the Chapter 11 Case generally; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Case; risks associated with third-party motions in the Chapter 11 Case, which may interfere with the Company’s ability to consummate a plan of reorganization or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; other litigation and inherent risks involved in a bankruptcy process; and the other risks and uncertainties disclosed in the Company’s annual and quarterly periodic reports and other documents filed with the SEC. Forward-looking statements speak only as of the date they are made. The Company undertakes no duty or obligation to update or revise these forward-

looking statements, whether as a result of new information, future developments, or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Robert L Waldron 720 475-5403
(Name) (Area Code) (Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     ☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant impairment of long-term assets for the fiscal year ended December 31, 2023 due to the declining oil and gas markets in the State of California. The Company has not yet determined the final amount of any such impairment and resulting losses because, for the reasons set fourth in Part III of this report, the Company has not completed its financial statements for the fiscal year ended December 31, 2023.

______________________________________________________________________________

CorEnergy Infrastructure Trust, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	CorEnergy Infrastructure Trust, Inc.

By: /s/ Robert L Waldron
Name: Robert L Waldron
Title: President and Chief Financial Officer